UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                              OMB APPROVAL
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                                                       OMB Number:  3235-0058
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                                                       Expires: March 31,   2006
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                                                       Estimated average burden
                                                       hours per response...2.50
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                                                           SEC FILE NUMBER
                                                              000-25663
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                                                            CUSIP NUMBER
                                                              904027109
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 (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2004
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                                    [ ] Transition Report on Form 10-K
                                    [ ] Transition Report on Form 20-F
                                    [ ] Transition Report on Form 11-K
                                    [ ] Transition Report on Form 10-Q
                                    [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended: ___________________

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

UltraStrip Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

3515 S.E. Lionel Terrace
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Address of Principal Executive Office
(Street and Number)

Stuart, Florida  34997
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         The annual report on Form 10-KSB for the year ended December 31, 2004 cannot be filed primarily because the new chief financial officer joined UltraStrip on March 3, 2005 and needs the additional time to review the disclosure. Additionally, UltraStrip also recently hired new securities counsel which needs additional time for the same reason.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Stephen R. Johnson                 (772) 287-4846
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                       (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Revenue for the year ended December 31, 2004, was $2,063,954, as compared to $2,292,255, for the year ended December 31, 2003. UltraStrip Systems, Inc. will have a net loss of $2,606,434 for the year ended December 31, 2004, as compared to a net loss of $5,690,188, for the year ended December 31, 2003.

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                            UltraStrip Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           April 1, 2005                 By /s/ J. C. "Jim" Rushing, III
     ---------------------------                 ----------------------------
                                                 J. C. "Jim" Rushing, III
                                                 Chief Financial Officer


                                    ATTENTION
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INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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